Exhibit 99.1

Triple Flag Achieves 2023 GEOs Sales Guidance and Delivers Seventh Consecutive Annual GEOs Sales Record

TORONTO--(BUSINESS WIRE)--January 17, 2024--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced quarterly revenue of US$51.7 million for the fourth quarter of 2023 and annual revenue of US$204.0 million for full year 2023. These results represent metal sales of 26,243 gold equivalent ounces1 (“GEOs”) for the fourth quarter of 2023 and 105,087 GEOs for full year 2023, in line with guidance. All dollar amounts are expressed in US dollars.

“Triple Flag has achieved GEOs sales guidance for 2023, which represents the seventh consecutive annual GEOs record for the Company and a compound annual growth rate in GEOs of more than 20% since 2017,” commented Shaun Usmar, CEO. “We expect this sector-leading organic growth profile to continue in accordance with our five-year outlook, supported by an active and actionable deal pipeline. As we enter 2024, Triple Flag is well-positioned to continue delivering shareholder value.”

Preliminary FY2023 and Q4 2023 GEOs Sales and Revenue

GEOs Sold and Revenue by Commodity[2]
	FY2023		FY2022
	GEOs Sold	Revenue ($M)	GEOs Sold	Revenue ($M)
Gold	61,251	119.0	44,786	80.5
Silver	38,983	75.5	34,052	61.1
Other	4,853	9.5	5,733	10.3
Total	105,087	204.0	84,571	151.9
	Q4 2023		Q4 2022
	GEOs Sold	Revenue ($M)	GEOs Sold	Revenue ($M)
Gold	14,997	29.5	11,199	19.3
Silver	9,883	19.5	12,684	21.9
Other	1,363	2.7	1,545	2.7
Total	26,243	51.7	25,428	43.9

Conference Call Details

Triple Flag will release its Q4 2023 results on Wednesday, February 21, 2024, after market close. A conference call and live webcast presentation will be held the following day, February 22, 2024, starting at 10:00 a.m. ET (7:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for two weeks following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/512901222
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984
Replay (Until March 7):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984

About Triple Flag

Triple Flag is a pure play, precious-metals‐focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 234 assets, including 15 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 202 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the Company’s preliminary sales and revenue information for the fourth quarter of 2023, the release of its financial results for the fourth quarter of 2023 and the conduct of the conference call to discuss said results. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

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1 Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure.

($ millions, except average gold price and GEOs information)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	FY 2023
Revenue	51.7	49.4	52.6	50.3
Average gold price per ounce	1,971	1,928	1,976	1,890
GEOs	26,243	25,629	26,616	26,599	105,087
($ millions, except average gold price and GEOs information)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	FY 2022
Revenue	43.9	33.8	36.5	37.8
Average gold price per ounce	1,726	1,729	1,871	1,877
GEOs	25,428	19,523	19,507	20,113	84,571

[2] Results are unaudited.

Contacts

Investor Relations:
David Lee
Vice President, Investor Relations
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk